FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management (continued)

Other risk exposures

Explanatory note

These disclosures provide information on certain elements of the Group's credit market activities, the majority of which reside in Non-Core and, to a lesser extent, Global Banking & Markets (GBM), US Retail & Commercial and Group Treasury.  For certain disclosures - credit valuation adjustments, leverage finance and conduits - the information presented has been analysed between the Group's Core and Non-Core businesses.

Asset-backed securities

The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.  The table below analyses the carrying value of the Group's debt securities.

	30 June 2010	31 December 2009
	£bn	£bn

Securities issued by central and local governments	132.8	134.1
Asset-backed securities	78.7	87.6
Securities issued by banks and building societies	12.9	14.0
Securities issued by corporates, US federal agencies and other entities	11.9	13.4

Total debt securities	236.3	249.1

The Group's credit market activities gave rise to risk concentrations in asset-backed securities (ABS). The Group has exposures to ABS which are predominantly debt securities, but can also be held in derivative form.  ABS have an interest in an underlying pool of referenced assets.  The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

Debt securities include residential mortgage-backed securities, commercial mortgage-backed securities, ABS collateralised debt obligations and collateralised loan obligations and other ABS.  In many cases the risk associated with these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices.  The counterparty to some of these hedge transactions are monoline insurers.

Risk and capital management(continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography

The table below analyses the gross, carrying values and net exposures of these ABS by geography of the underlying assets.

	30 June 2010					31 December 2009
	US	UK	Other Europe	RoW (1)	Total	US	UK	Other Europe	RoW (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure: (2)
RMBS: G10 governments (3)	23,790	16	6,283	-	30,089	26,644	17	7,016	94	33,771
RMBS: covered bond	127	193	7,975	-	8,295	49	297	9,019	-	9,365
RMBS: prime	1,942	4,869	2,681	849	10,341	2,965	5,276	4,567	222	13,030
RMBS: non-conforming	1,255	2,205	118	-	3,578	1,341	2,138	128	-	3,607
RMBS: sub-prime	1,244	394	175	246	2,059	1,668	724	195	561	3,148
CMBS	3,802	1,873	1,524	96	7,295	3,422	1,781	1,420	75	6,698
CDOs	14,714	129	484	-	15,327	12,382	329	571	27	13,309
CLOs	9,216	114	1,608	378	11,316	9,092	166	2,169	1,173	12,600
Other ABS	3,512	1,199	3,016	2,013	9,740	3,587	1,980	5,031	1,569	12,167

	59,602	10,992	23,864	3,582	98,040	61,150	12,708	30,116	3,721	107,695

Carrying value:
RMBS: G10 governments (3)	24,461	16	5,799	-	30,276	26,984	17	6,870	33	33,904
RMBS: covered bond	131	195	7,290	-	7,616	50	288	8,734	-	9,072
RMBS: prime	1,724	3,884	2,253	256	8,117	2,696	4,583	4,009	212	11,500
RMBS: non-conforming	961	2,084	118	-	3,163	958	1,957	128	-	3,043
RMBS: sub-prime	674	254	143	227	1,298	977	314	146	387	1,824
CMBS	3,337	1,556	1,026	70	5,989	3,237	1,305	924	43	5,509
CDOs	3,566	64	291	-	3,921	3,275	166	400	27	3,868
CLOs	7,996	82	1,159	235	9,472	6,736	112	1,469	999	9,316
Other ABS	3,010	1,085	2,820	1,938	8,853	2,886	1,124	4,369	1,187	9,566

	45,860	9,220	20,899	2,726	78,705	47,799	9,866	27,049	2,888	87,602

Net exposure: (4)
RMBS: G10 governments (3)	24,461	16	5,799	-	30,276	26,984	17	6,870	33	33,904
RMBS: covered bond	131	195	7,290	-	7,616	50	288	8,734	-	9,072
RMBS: prime	1,669	3,001	1,452	176	6,298	2,436	3,747	3,018	172	9,373
RMBS: non-conforming	958	2,084	118	-	3,160	948	1,957	128	-	3,033
RMBS: sub-prime	237	242	135	194	808	565	305	137	290	1,297
CMBS	2,608	1,398	663	46	4,715	2,245	1,228	595	399	4,467
CDOs	1,098	23	269	-	1,390	743	124	382	26	1,275
CLOs	1,297	56	920	43	2,316	1,636	86	1,104	39	2,865
Other ABS	2,475	1,057	2,792	1,937	8,261	2,117	839	4,331	1,145	8,432

	34,934	8,072	19,438	2,396	64,840	37,724	8,591	25,299	2,104	73,718

For notes to this table refer to page 130.

Risk and capital management(continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by measurement classification

The table below analyses the gross and net exposures and carrying values of these ABS by measurement classification - held-for-trading (HFT), available-for-sale (AFS), loans and receivables (LAR) and designated as at fair value through profit or loss (DFV).

	30 June 2010					31 December 2009
	HFT	AFS	LAR	DFV	Total	HFT	AFS	LAR	DFV	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure: (2)
RMBS: G10 governments (3)	9,973	20,116	-	-	30,089	13,536	20,235	-	-	33,771
RMBS: covered bond	-	8,295	-	-	8,295	-	9,365	-	-	9,365
RMBS: prime	4,886	5,277	177	1	10,341	6,274	5,761	848	147	13,030
RMBS: non-conforming	594	1,483	1,499	2	3,578	635	1,498	1,474	-	3,607
RMBS: sub-prime	1,049	779	231	-	2,059	1,632	1,020	479	17	3,148
CMBS	3,827	1,712	1,540	216	7,295	2,936	1,842	1,711	209	6,698
CDOs	10,119	5,078	129	1	15,327	9,080	3,923	305	1	13,309
CLOs	4,410	6,424	482	-	11,316	5,346	6,581	673	-	12,600
Other ABS	1,496	5,081	3,163	-	9,740	2,912	5,252	3,985	18	12,167

	36,354	54,245	7,221	220	98,040	42,351	55,477	9,475	392	107,695

Carrying value:
RMBS: G10 governments (3)	10,077	20,199	-	-	30,276	13,397	20,507	-	-	33,904
RMBS: covered bond	-	7,616	-	-	7,616	-	9,072	-	-	9,072
RMBS: prime	3,359	4,597	161	-	8,117	5,133	5,643	583	141	11,500
RMBS: non-conforming	426	1,238	1,499	-	3,163	389	1,180	1,474	-	3,043
RMBS: sub-prime	596	482	220	-	1,298	779	704	324	17	1,824
CMBS	2,764	1,549	1,444	232	5,989	2,279	1,637	1,377	216	5,509
CDOs	1,768	2,029	124	-	3,921	2,064	1,600	203	1	3,868
CLOs	3,351	5,682	438	1	9,472	3,296	5,500	520	-	9,316
Other ABS	1,273	4,317	3,262	1	8,853	1,483	4,621	3,443	19	9,566

	23,614	47,709	7,148	234	78,705	28,820	50,464	7,924	394	87,602

Net exposure: (4)
RMBS: G10 governments (3)	10,077	20,199	-	-	30,276	13,397	20,507	-	-	33,904
RMBS: covered bond	-	7,616	-	-	7,616	-	9,072	-	-	9,072
RMBS: prime	1,538	4,597	162	1	6,298	3,167	5,480	584	142	9,373
RMBS: non-conforming	423	1,238	1,499	-	3,160	379	1,180	1,474	-	3,033
RMBS: sub-prime	236	352	220	-	808	529	427	324	17	1,297
CMBS	863	1,986	1,444	422	4,715	1,331	1,556	1,377	203	4,467
CDOs	722	544	124	-	1,390	521	550	203	1	1,275
CLOs	451	1,426	438	1	2,316	673	1,672	520	-	2,865
Other ABS	812	4,318	3,131	-	8,261	483	4,621	3,309	19	8,432

	15,122	42,276	7,018	424	64,840	20,480	45,065	7,791	382	73,718

For notes to this table refer to page 130.

Risk and capital management(continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

The table below summarises the ratings (refer to note 5 below) of ABS carrying values.

	AAA rated	AA- rated and above	A- rated and above	BBB- rated and above	Sub- investment grade	Not publicly rated	Total
	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Carrying value:
RMBS: G10 governments (3)	28,773	1,375	128	-	-	-	30,276
RMBS: covered bond	7,297	85	111	16	-	107	7,616
RMBS: prime	5,887	761	566	157	717	29	8,117
RMBS: non-conforming	1,823	168	72	385	704	11	3,163
RMBS: sub-prime	357	114	223	17	513	74	1,298
CMBS	3,678	509	1,095	438	254	15	5,989
CDOs	717	507	297	582	1,631	187	3,921
CLOs	4,556	2,649	1,184	595	432	56	9,472
Other ABS	3,242	1,199	1,172	2,042	365	833	8,853

	56,330	7,367	4,848	4,232	4,616	1,312	78,705

31 December 2009
Carrying value:
RMBS: G10 governments (3)	33,779	125	-	-	-	-	33,904
RMBS: covered bond	8,645	360	67	-	-	-	9,072
RMBS: prime	9,211	676	507	547	558	1	11,500
RMBS: non-conforming	1,981	197	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,441	599	1,022	298	147	2	5,509
CDOs	615	944	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,099	1,555	1,014	1,947	152	799	9,566

	65,067	8,942	3,886	4,243	3,515	1,949	87,602

Notes:

(1)	Rest of the World.
(2)	Gross exposures represent the principal amounts relating to asset-backed securities.
(3)	RMBS: G10 government securities comprises securities that are:
(a) Guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises; and
(b) Guaranteed by the Dutch government.
(4)

Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments.  The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty.  The value of this protection is based on the underlying instrument being protected.

(5)	Credit ratings are based on those from rating agency Standard & Poor's (S&P), Moody's and Fitch and have been mapped onto the S&P scale.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Key points

•

ABS carrying values decreased by 10%, from £87.6 billion at 31 December 2009 to £78.7 billion, principally due to net sales and maturities of £32.1 billion, partially offset by additions of £20.1 billion, foreign exchange movements of £2.6 billion and fair value increases.

•	US government-backed securities were £24.5 billion at 30 June 2010 (31 December 2009 - £27.0 billion). This comprised:

• HFT securities of £10.1 billion down from £13.4 billion at the end of 2009, reflecting repositioning and net sell down in GBM mortgage trading of US agency positions following market developments.

• AFS exposures of £14.4 billion (31 December 2009 - £13.6 billion) of liquidity portfolios in US Retail & Commercial; the increase in the period reflected foreign exchange movements.

•

Dutch government guaranteed RMBS exposures in Group Treasury's liquidity portfolio decreased to £5.8 billion at 30 June 2010 from £6.9 billion at 31 December 2009 reflecting foreign exchange effects and lower fair values.

•

Covered bonds issued by both Dutch and Spanish financial institutions, also in Group Treasury's liquidity portfolio, decreased by £1.5 billion to £7.6 billion at 30 June 2010, mainly due to disposals, maturities and foreign exchange movements.

•	CDOs remained flat at £3.9 billion at 30 June 2010, where amortisation offset credit spread related fair value gains and foreign exchange movements.

•	CLOs increased from £9.3 billion at 31 December 2009 to £9.5 billion at 30 June 2010, driven primarily by foreign exchange movements and tightening spreads.

•

AAA rated assets decreased from £65.1 billion at 31 December 2009 to £56.3 billion at 30 June 2010, primarily as a result of the sell-down activity of prime and US government-backed securities. The US government ended its main mortgage-backed securities purchase programme in Q1 2010 due to improved economic conditions.  GBM anticipated downward pressure on prices and demand and sold off positions, mainly in Q1 2010.  The increase in sub-investment grade assets of £1.1 billion is largely driven by downgrades of CDOs.

•	Life-to-date net valuation losses on ABS held at 30 June 2010, including impairment provisions, were £19.3 billion (31 December 2009 - £20.1 billion) comprising:

•

RMBS: £3.9 billion (31 December 2009 - £3.6 billion), of which £0.6 billion (31 December 2009 - £0.7 billion) was in US sub-prime and £2.9 billion (31 December 2009 - £2.3 billion) on European assets of which £1.2 billion related to Group Treasury's AFS liquidity portfolio, reflecting recent market events.

• CMBS: £1.3 billion (31 December 2009 - £1.2 billion) of primarily European assets.

•

CDOs and CLOs of £11.4 billion (31 December 2009 - £9.4 billion) and £1.8 billion (31 December 2009 - £3.3 billion) respectively, significantly all relating to US assets in Non-Core. Many of these assets have market hedges in place giving rise to a significant difference between the carrying value and the net exposure.  The increase in CDOs reflects decreases in average prices and the decrease in CLOs reflects a rally in prices, principally in Q1 2010.

• Other ABS: £0.9 billion (31 December 2009 - £2.6 billion).

Risk and capital management(continued)

Other risk exposures

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

The table below details the CVA at 30 June 2010.

	30 June 2010	31 December 2009
	£m	£m

Monoline insurers	3,599	3,796
CDPCs	791	499
Other counterparties	1,916	1,588

Total credit valuation adjustments	6,306	5,883

Monoline insurers

The Group has purchased protection from monoline insurers, mainly against specific ABS. Monolines specialise in providing credit protection against both the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty.  This protection is typically held in the form of derivatives, such as credit default swaps, referencing underlying exposures held directly or synthetically by the Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought. A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases. For the majority of trades, the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument, however for the remainder of the trades, the gross mark-to-market is determined using industry standard models.

The methodology employed to calculate the monoline CVA uses CDS spreads and internally assessed recovery levels to determine the market implied level of expected loss on monoline exposures of different maturities.  The probability of default is calculated with reference to market observable credit spreads and recovery rates.  CVA is calculated at a trade level by applying the expected loss corresponding to the expected maturity of each trade to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline insurer are received at the point of default or over the life of the underlying reference instruments.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The table below summarises the Group's exposure to monolines, all of which are in Non-Core.

	30 June 2010	31 December 2009
	£m	£m

Gross exposure to monolines	5,495	6,170
Hedges with financial institutions	(73)	(531)
Credit valuation adjustment	(3,599)	(3,796)

Net exposure to monolines	1,823	1,843

CVA as a % of gross exposure	65%	62%

	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure to monoline insurers
	£m	£m	£m	£m	£m	£m

30 June 2010
AA rated	7,474	6,342	1,132	439	-	693
Sub-investment grade	12,247	7,884	4,363	3,160	73	1,130

Total	19,721	14,226	5,495	3,599	73	1,823

Of which:
CDOs	1,658	496	1,162	836
RMBS	3	3	-	-
CMBS	4,496	2,335	2,161	1,565
CLOs	10,321	9,167	1,154	648
Other ABS	2,708	1,924	784	419
Other	535	301	234	131

	19,721	14,226	5,495	3,599

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure to monoline insurers
	£m	£m	£m	£m	£m	£m

31 December 2009
AA rated	7,143	5,875	1,268	378	-	890
Sub-investment grade	12,598	7,696	4,902	3,418	531	953

Total	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

Credit ratings are based on those from rating agencies S&P and Moody's. Where the ratings differ, the lower of the two is taken.

The net effect to the income statement relating to monoline exposures is shown below.

£m

Credit valuation adjustment at 1 January 2010	(3,796)
Credit valuation adjustment at 30 June 2010	(3,599)

Decrease in credit valuation adjustment	197
Net debit relating to realisation, hedges, foreign exchange and other movements	(56)
Net debit relating to reclassified debt securities	(220)

Net debit to income statement (1)	(79)

Note:

(1)	Includes £139 million of losses recorded as income from trading activities.

A number of debt securities with monoline protection were reclassified from HFT to AFS with effect from 1 July 2008. Changes in the fair value since the reclassification are only recognised in the income statement to the extent that the debt securities are considered to be impaired. Changes in the fair value of the related monoline CDS continue to be recorded in the income statement. The fair value of these reclassified debt securities at 30 June 2010 was £5,826 million (1 July 2008 - £6,823 million after adjusting for both principal based cash flows and foreign exchange effects between 1 July 2008 and 30 June 2010).  As a result of the reclassifications, total cumulative losses of £466 million have not been recognised in the income statement.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points

•

The decrease in CVA held against exposures to monoline insurers reflects the reduction in exposure due to a combination of higher prices of underlying reference instruments, primarily CLOs and CMBS, and restructuring of certain exposures. The decrease was partially offset by credit spreads widening, recovery rate movements and the weakening of sterling against the US dollar.

•	Following market events in the first quarter, the CVA calculation was modified to reference more conservative internally assessed recovery levels, resulting in a higher CVA reserve.

•	The CVA decreased on a total basis, in line with the reduction in exposure, but increased on a relative basis reflecting widening credit spreads and lower recovery rates.

•	The majority of the current exposure is to monoline counterparties that are classified as sub-investment grade.

•

Counterparty and credit RWAs relating to risk structures incorporating gross monoline exposures decreased from £13.7 billion at 31 December 2009 to £9.2 billion at 30 June 2010. Regulatory intervention on certain monolines, triggered credit events during the first quarter, resulting in capital deductions of £171 million, instead of being included in the RWA calculations.  This combined with an improvement in the rating of an underlying bond portfolio held by the Group to investment grade status, were the main drivers of the reduction.*

•

Net monoline related losses, including those from restructuring certain exposures, were partly offset by foreign exchange movements. The net effect of reclassified debt securities reflects the difference between accounting impairments and mark-to-market gains that would have been reported on the assets if they had been accounted for on a fair value through profit or loss basis.

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement.  Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

* not reviewed

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (CDPC)

A CDPC is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers, but they are not regulated as insurers.

The Group has purchased credit protection from CDPCs through tranched and single name credit derivatives. The Group's exposure to CDPCs is predominantly to tranched credit derivatives (tranches).  A tranche references a portfolio of loans and bonds and provides protection against total portfolio default losses exceeding a certain percentage of the portfolio notional (the attachment point) up to another percentage (the detachment point).

The gross mark-to-market of the CDPC protection is determined using industry standard models.  The methodology employed to calculate the CDPC CVA is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on CDPC exposures is estimated with reference to recent market events impacting CDPCs, including commutation activity and by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

A summary of the Group's exposure to CDPCs, which is mostly in Non-Core, is detailed below:

	30 June 2010	31 December 2009
	£m	£m

Gross exposure to CDPCs	1,747	1,275
Credit valuation adjustment	(791)	(499)

Net exposure to CDPCs	956	776

CVA as a % of gross exposure	45%	39%

	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure to CDPCs
	£m	£m	£m	£m	£m

30 June 2010
AAA rated	1,128	1,115	13	9	4
AA rated	668	642	26	14	12
Sub-investment grade	20,051	18,655	1,396	586	810
Rating withdrawn	3,742	3,430	312	182	130

	25,589	23,842	1,747	791	956

31 December 2009
AAA rated	1,658	1,637	21	5	16
BBB rated	1,070	1,043	27	9	18
Sub-investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

Credit ratings are based on those from rating agencies S&P and Moody's. Where the ratings differ, the lower of the two is taken.

Risk and capital management(continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The net income statement effect arising from CDPC exposures is shown below.

£m

Credit valuation adjustment at 1 January 2010	(499)
Credit valuation adjustment at 30 June 2010	(791)

Increase in credit valuation adjustment	(292)
Net credit relating to realisation, hedges, foreign exchange and other movements	204

Net debit to income statement (included in income from trading activities)	(88)

Key points

•

Exposure to CDPCs increased over the period, due to a combination of wider credit spreads of the referenced assets and an increase in the relative value of senior tranches compared to the underlying reference portfolios. The weakening of sterling against the US and Canadian dollar also contributed to the increase.

•	CVA increased both on a total and relative basis, reflecting the increased exposure and recent market events.

•

The Group has predominantly traded senior tranches with CDPCs. The average attachment and detachment points were 13% and 50% respectively at 30 June 2010 (31 December 2009 - 15% and 51% respectively), and the majority of the loans and bonds in the reference portfolios are investment grade.

•

Counterparty and credit RWAs relating to gross CDPC exposures increased from £7.5 billion to £8.8 billion during the period. Capital deductions at 30 June 2010 were £292 million (31 December 2009 - £347 million). Where the Group limits exposures to certain CDPCs with  hedges, these exposures are excluded from the RWA calculations and instead, capital deductions are taken.*

CVA attributable to other counterparties

CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the average credit spreads and recovery levels of similarly rated entities. A weighting of 50% to 100% is applied to arrive at the CVA. The weighting reflects portfolio churn and varies according to the counterparty credit quality.

* not reviewed

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

CVA attributable to other counterparties (continued)

Expected losses are applied to estimated potential future exposures which are, in general, modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group's core counterparty risk systems. At 30 June 2010, the majority of the Group's CVA held in relation to other counterparties arises on these vanilla products. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to counterparties is the aggregate of the exposures arising on the underlying product types.

The correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant. The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation.  In such cases where the Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

CVA is held against exposures to all counterparties with the exception of the CDS protection that the Group has purchased from HM Treasury, as part of its participation in the Asset Protection Scheme, which is due to the unique features of this derivative.

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is shown in the table below.

£m

Credit valuation adjustment at 1 January 2010	(1,588)
Credit valuation adjustment at 30 June 2010	(1,916)

Increase in credit valuation adjustment	(328)
Net credit relating to realisation, hedges, foreign exchange and other movements	197

Net debit to income statement (included in income from trading activities)	(131)

Key points

•	The increase in CVA was primarily driven by widening credit spreads and rating downgrades of certain counterparties during the year.

•	The primary driver of the gain arising on hedges, foreign exchange and other movements is the widening of credit spreads.

Risk and capital management (continued)

Other risk exposures: Leveraged finance

Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs, and is called so, due to the high ratio of debt to equity (leverage) common in such transactions. A bank acting as a lead manager for a leveraged finance transaction will typically underwrite a loan, alone or with others, and then syndicate the loan to other participants. The Group typically holds a portion of these loans as part of its long-term portfolio once primary syndication is completed ('hold portfolio'). Most of the leveraged finance loans held as part of syndicated lending portfolio were reclassified from held-for-trading to loans and receivables with effect from 1 July 2008.

The table below details the Group's global markets sponsor-led leveraged finance exposures, all in Non-Core, by industry and geography.  The gross exposure represents the total amount of leveraged finance committed by the Group.  The net exposure represents the balance sheet carrying value of drawn leveraged finance and the total undrawn amount.  The difference between the gross and net exposures is principally due to the cumulative effect of impairment provisions and historic write-downs on assets prior to reclassification.

	30 June 2010					31 December 2009
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	1,044	1,592	849	531	4,016	1,781	1,656	1,081	605	5,123
Industrial	726	1,110	1,334	334	3,504	1,584	1,523	1,781	207	5,095
Retail	24	380	1,083	60	1,547	17	476	1,354	71	1,918
Other	235	1,301	1,022	231	2,789	244	1,527	1,168	191	3,130

	2,029	4,383	4,288	1,156	11,856	3,626	5,182	5,384	1,074	15,266

Net exposure:
TMT (1)	928	1,430	845	428	3,631	1,502	1,532	1,045	590	4,669
Industrial	535	1,001	1,178	329	3,043	524	973	1,594	205	3,296
Retail	24	366	1,028	57	1,475	17	445	1,282	68	1,812
Other	233	1,232	1,013	232	2,710	244	1,461	1,147	191	3,043

	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820

Of which:
Drawn	1,313	3,604	3,332	870	9,119	1,944	3,737	3,909	950	10,540
Undrawn	407	425	732	176	1,740	343	674	1,159	104	2,280

	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820

Notes:

(1)	Telecommunications, media and technology.
(2)	All of the above exposures are in Non-Core and are classified as LAR, except for £154 million (31 December 2009 - £143 million) that is classified as HFT.

Risk and capital management (continued)

Other risk exposures: Leveraged finance (continued)

The table below analyses the movements in leveraged finance exposures for the period ended 30 June 2010.

	Drawn	Undrawn	Total
	£m	£m	£m

Balance at 1 January 2010	10,540	2,280	12,820
Transfers in (from credit trading business)	57	19	76
Sales and restructurings	(1,289)	(213)	(1,502)
Repayments and facility reductions	(224)	(283)	(507)
Funded deals	41	(41)	-
Changes in fair value	15	-	15
Accretion of interest	28	-	28
Recoveries net of impairments	70	-	70
Exchange and other movements	(119)	(22)	(141)

Balance at 30 June 2010	9,119	1,740	10,859

Key points

•	The Group's exposure to leveraged finance has reduced as a result of sales and restructurings of £1.5 billion, repayments of £0.5 billion and facility reductions and exchange rate movements.

•	Credit impairments in the first half of 2010 were £274 million which were more than, offset by recoveries of £344 million, following debt restructuring by the Group.

•	Approximately 90% of the above exposures represent senior lending.

Not included in the table above are:
•

UK Corporate leveraged finance net exposures of £7.2 billion at 30 June 2010 (31 December 2009 - £7.1 billion) related to debt and banking facilities provided to UK mid-corporates. Of this £4.0 billion (31 December 2009 - £4.0 billion) relates specifically to debt transactions financing UK mid-market buyouts, supplementing equity capital provided by third party private equity investors.  The balance was senior debt transactions to mid-corporate clients supporting acquisitions, recapitalisations or general corporate purposes where higher leverage criteria were met.

•	Ulster Bank leveraged finance net exposure was £0.6 billion at 30 June 2010 and 31 December 2009.

Risk and capital management (continued)

Other risk exposures

Special purpose entities

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets, or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE), which then issues liabilities to third party investors. SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions.  As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

The table below sets out the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group's balance sheet.

	30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Residential mortgages	71,022	15,012	69,927	15,937
Credit card receivables	4,148	1,585	2,975	1,592
Other loans	34,097	986	36,448	1,010
Finance lease receivables	621	621	597	597

Conduits

Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduits where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group.  Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

During the period both multi-seller and own asset conduit assets have been reduced in line with wider Group balance sheet management.  The total assets held by Group-sponsored conduits were £22.5 billion at 30 June 2010 (31 December 2009 - £27.4 billion).

Risk and capital management (continued)

Other risk exposures: Special purpose entities (continued)

The exposure to conduits which are consolidated by the Group is set out below.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Total assets held by the conduits	18,645	3,841	22,486	23,409	3,957	27,366

Commercial paper issued	17,987	2,592	20,579	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	637	1,274	1,911	738	1,059	1,797
- undrawn	26,049	3,367	29,416	28,628	3,852	32,480
PWCE (1)	1,119	316	1,435	1,167	341	1,508

	27,805	4,957	32,762	30,533	5,252	35,785

Maximum exposure to loss (2)	26,686	4,641	31,327	29,365	4,911	34,276

Notes:

(1)	Programme-wide credit enhancement.
(2)

Maximum exposure to loss is determined as the Group's total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

Multi-seller conduits accounted for 43% of the total liquidity and credit enhancements committed by the Group at 30 June 2010 and 31 December 2009.  The Group's multi-seller conduits have continued to fund the vast majority of their assets solely through asset-backed commercial paper (ABCP) issuance.  There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move towards more normal ABCP funding and reduced the need for backstop funding from the Group.

Key points

•

The maturity of the commercial paper issued by the Group's conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group's limits sanctioned for such liquidity facilities at 30 June 2010 totalled approximately £24.3 billion (31 December 2009 - £25.0 billion).  For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•

The Group's maximum exposure to loss on its multi-seller conduits is £24.5 billion (31 December - £25.2 billion), being the total amount of the Group's liquidity commitments plus the extent of PWCE of conduit assets for which liquidity facilities were not provided by third parties.

•	In the first half of the year a broader range of money market investors returned to the ABCP market, including corporate and municipal funds.

•	The average maturity of ABCP issued by the Group's conduits at 30 June 2010 was 62.7 days (31 December 2009 - 58.4 days).

Risk and capital management (continued)

Other risk exposures

Own-asset conduits

The Group's own-asset conduit programmes have been established to diversify the Group's funding sources. The conduits allow the Group to access central government funding schemes and the external ABCP market.

Key points

•

The Group holds two own-asset conduits, which have assets that were previously funded by the Group. The Group's maximum exposure to loss on these two conduits was £6.9 billion at 30 June 2010 (31 December 2009 - £9.1 billion), with £4.2 billion of ABCP outstanding at that date (31 December 2009 - £7.7 billion).

•

Additionally the Group has established an own-asset conduit with a committed liquidity of £26.0 billion (31 December 2009 - £25.1 billion) to access the Bank of England's open market operations for contingent funding purposes. This conduit had no commercial paper outstanding at 30 June 2010 or 31 December 2009 and is therefore not included in the table above.

Third-party conduits

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards.  The Group's exposure from third-party conduits is analysed below.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	234	129	363	223	120	343
- undrawn	2	38	40	206	38	244

	236	167	403	429	158	587

Maximum exposure to loss (1)	236	167	403	429	158	587

Note:

(1)

Maximum exposure to loss is determined as the Group's total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary